UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
ION MEDIA NETWORKS, INC.
(Name of Subject Company (Issuer))
ION MEDIA NETWORKS, INC.
(Name of Filing Person (Issuer))
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK
(Title of Class of Securities)
13 1/4% CUMULATIVE JUNIOR EXCHANGEABLE PREFERRED STOCK (CUSIP No. 46205A400)
9 3/4% SERIES A CONVERTIBLE PREFERRED STOCK (CUSIP Nos. 46205A301 and 46205A202)
(CUSIP Number of Class of Securities)
Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices and Communications Behalf of Filing Person)
With a copy to:
David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
(561) 833-2000

CALCULATION OF FILING FEE

Transaction Value (1)	Filing Fee (2)
$831.6 million	$25,531

(1)	Estimated pursuant to Rule 457(f)(2) based on the book value of the shares of the Company’s 13 1/4% Preferred Stock and 9 3/4% Preferred Stock that may be received by the Company in the Exchange Offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This tender offer statement on Schedule TO is being filed by ION Media Networks, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) its newly issued 11% Series A Mandatorily Convertible Senior Subordinated Notes due 2013 (the “Series A Notes”) and, depending on the participation levels in the Exchange Offer, either its newly issued 12% Series A-1 Mandatorily Convertible Preferred Stock due 2013 (the “Series A-1 Convertible Preferred Stock”) or its newly issued 12% Series B Mandatorily Convertible Preferred Stock due 2013 (the “12% Series B Convertible Preferred Stock”) for any and all of its outstanding shares of 13 1/4% Cumulative Junior Exchangeable Preferred Stock (currently accruing dividends at the rate of 14 1/4%) (the “14 1/4% Preferred Stock”) and any and all of its 9 3/4% Series A Convertible Preferred Stock (the “9 3/4% Preferred Stock,” and together with the 14 1/4% Preferred Stock, the “Old Stock”) validly tendered and accepted.
     The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange and consent solicitation dated June 8, 2007 (as may be supplemented or amended from time to time, the “Offer to Exchange”) and the related Letter of Transmittal and Consent attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and a(i)(iii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.
Item 10. Financial Statements.
     The information set forth on pages 78 through 120 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007, is incorporated herein by reference. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (202) 551-8090. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov.
Item 12. Exhibits.

Exhibit Number	Exhibit

(a)(1)(i)*	Offer to Exchange, dated June 8, 2007.

(a)(1)(ii)*	Letter of Transmittal and Consent for use by holders of the 14 1/4% Preferred Stock, dated June 8, 2007.

(a)(1)(iii)*	Letter of Transmittal and Consent for use by holders of the 9 3/4% Preferred Stock, dated June 8, 2007.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)*	Press Release, issued June 8, 2007.

(b)	None.

Exhibit Number	Exhibit

(d)(i)	Master Transaction Agreement, dated as of November 7, 2005, among Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc., Paxson Communications Corporation (n/k/a ION Media Networks, Inc.), Paxson Management Corporation, NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).

(d)(ii)	Amended and Restated Investment Agreement, dated as of November 7, 2005, by and between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and NBC Universal, Inc. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).

(d)(iii)	Amended and Restated Stockholder Agreement, dated as of November 7, 2005, among Paxson Communications Corporation (n/k/a ION Media Networks, Inc.), NBC Universal, Inc., Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).

(d)(iv)	Letter Amendment to Registration Rights Agreement, dated November 7, 2005, between Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) and NBC Universal, Inc. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).

(d)(v)	Company Stock Purchase Agreement, dated as of November 7, 2005, among Lowell W. Paxson, Second Crystal Diamond Limited Partnership, and Paxson Enterprises, Inc. and Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Paxson Communications Corporation (n/k/a ION Media Networks, Inc.) with the SEC on November 7, 2005).

(d)(vi)	Master Transaction Agreement, dated as of May 3, 2007, among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

(d)(vii)	Indenture, dated May 4, 2007, by and between ION Media Networks, Inc. and The Bank of New York Trust Company, N.A., governing the 11% Series B Mandatorily Convertible Senior Subordinated Notes due 2013 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

(d)(viii)	Form of Warrant by and between ION Media Networks, Inc. and CIG Media LLC (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

(d)(ix)	Call Agreement, dated as of May 4, 2007, between ION Media Networks, Inc. and NBC Palm Beach Investment I, Inc. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

(d)(x)	Registration Rights Agreement for New Securities, dated as of May 4, 2007, among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

(d)(xi)	Registration Rights Agreement for Series B Convertible Subordinated Debt, dated as of May 4, 2007, among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

Exhibit Number	Exhibit

(d)(xii)	Stockholders’ Agreement, dated as of May 4, 2007, among ION Media Networks, Inc., CIG Media LLC and NBC Universal, Inc. (incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K filed by ION Media Networks, Inc. with the SEC on May 10, 2007).

(d)(xiii)*	Amendment to Master Transaction Agreement, dated as of June 8, 2007, among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC.

(g)	None.

(h)	None.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ION MEDIA NETWORKS, INC.
By:	/s/ Richard Garcia
	Name:	Richard Garcia
	Title:	Senior Vice President and Chief Financial Officer

Dated: June 8, 2007